OMV

Thursday, May 15, 2003
7.30am (UK time) – 8.30am (CET)

www.omv.com

OMV: Results for the first quarter, ended March 31, 2003

First quarter shows marked improvement over last year

- **EBIT** for the first quarter 2003 (Q1/03) increased by 81% compared to the first quarter of 2002 due to markedly improved refining margins and higher oil and gas production. This was supported by increased oil prices, but this effect was dampened by the stronger EUR exchange rate.
- Exploration and Production (E&P) benefited from increased production volumes and higher crude prices; Refining and Marketing including petrochemicals (R&M) reflected the substantial improvement in refining margins compared to last year; in Gas, EBIT was impacted by the new tariff regulations, increased fixed costs due to structural changes and the transfer of trading results to EconGas; in Chemicals, higher sales volumes could not compensate for lower prices and margins.
- ***Consolidated sales*** *in the first quarter of 2003 increased by 12% to EUR 1,792 mn* compared to last year's period (Q1/02: EUR 1,593 mn), mainly due to higher product price levels in R&M.
- **Net income** increased by 135% to EUR 94 mn in the first quarter 2002; this increase is higher than the corresponding EBIT number due to the inclusion of EconGas in the financial results and an improved contribution from Borealis; EPS (excluding minorities) amounted to EUR 3.47 (Q1/02: EUR 1.34) with clean EPS of EUR 3.79 (Q1/02: EUR 1.32).
- Further advancement in growth strategy to meet strategic targets, with acquisitions of the international E&P portfolio of Preussag as well as 313 filling stations in Germany, Hungary and Slovakia from Deutsche BP AG.

Wolfgang Ruttenstorfer, CEO of OMV, commented: "We continue to operate in a demanding and fast changing environment. Improvements in the businesses during the last quarters have proved encouraging and we have benefited from improvements in the refining margins. The clearer global political situation now should reduce pressure on prices and consequently help demand. We continue to deliver on our strategic goals of driving growth in R&M and in E&P, and our aim remains to further enhance our market position and double our production and sales volumes by 2008. This strong set of results is a good start into the year 2003 and we currently expect EBIT and net income to be higher than 2002."

Q1/03 stock price in EUR close: 98.98 high: 105.00 low: 92.00

close May 14, 2003: EUR 110.70



OMV

News Release

Thursday, May 15, 2003
7.30am (UK time) – 8.30am (CET)

www.omv.com

OMV
OMV: Results for the first quarter, ended March 31, 2003
First quarter shows marked improvement over last year

in EUR million (mn)	Q1/03	Q1/02	%	2002
EBIT [1]	145	80	81	495
Clean EBIT [2]	158	79	99	502
Income from ordinary activities	137	60	130	474
Net income	94	40	135	322
Clean net income [2]	103	39	161	329
Net income according to US GAAP	114	34	235	301
Sales [3]	1,792	1,593	12	7,079
Cash flow [4]	135	150	(10)	581
Employees	6,008	5,700	5	5,828

[1] Earnings before interest and tax
[2] Adjusted for special, non-recurring items
[3] Sales excluding petroleum excise tax
[4] Net cash provided by operating activities

OMV, the Central European oil and gas group, announces its first quarter results for the three months ended March 31, 2003.

Segmental highlights:

- **E & P:** Acquisition of the international E&P portfolio of Preussag and new exploration license in Germany.
- **R & M:** Acquisition of 313 filling stations in Germany, Hungary and Slovakia, as well as a 45% interest in the BAYERNOIL refining network, and an 18% holding in the TAL oil pipeline from Deutsche BP AG; acquisition of the Avanti retail network of 141 filling stations.
- **Gas:** EconGas GmbH started business operations as of January 1.
- **Chemicals:** Volume recovery in fertilizers and melamine.

The first quarter 2003 has shown a marked improvement over the same period last year. Significantly higher production volumes and high crude price levels supported earnings in Exploration and Production. The Refining and Marketing business also posted a substantial improvement in the first quarter, mainly due to the recovery of refining margins from the historically low levels of 2002. These factors led to an increase of 81% in reported EBIT for the first quarter 2003 to EUR 145 mn (Q1/02: EUR 80 mn). Clean EBIT increased by 99% to EUR 158 mn (Q1/02: EUR 79 mn). Due to the inclusion of the newly established Austrian gas supplier EconGas in the financial income and a lower negative contribution from Borealis, Europe's second largest polyolefin producer in which the Group holds a 25% stake, net income increased by 135% to EUR 94 mn (Q1/02: EUR 40 mn). Clean net income rose by 161% to EUR 103 mn (Q1/02: EUR 39 mn).

Economic environment: oil prices (Brent) and exchange rates (USD/EUR)

World crude demand in the first three months of 2003 increased by 1.8 mn bbl/d to 78.4 mn bbl/d compared to last year, driven by demand in the USA and Asia. On the supply side, **world crude production** increased by 2.9 mn bbl/d to 79 mn bbl/d, in anticipation of the Iraq war. Two thirds of the additional output came from OPEC member countries, thus OPEC's market share remained stable at about 37% from the year-end of 2002.

The average price for **Brent** increased in the first three months of 2003 by USD 10.34/bbl or almost 50% to USD 31.51/bbl compared to the same period last year. Rotterdam prices for gasoline and middle distillates rose substantially and quoted between 32% and 42% higher than in the first three months of 2002.

The **US dollar** (USD) weakened further during the first quarter, with the euro rising steadily to above parity reaching EUR 1.089/USD at the end of the quarter. The average exchange rate in the first three months was EUR 1.073/USD (Q1/02: EUR 0.88/USD).

Business segments:
Exploration and Production (E & P)

in EUR mn	Q1/03	Q1/02	%	2002
EBIT	84.66	47.99	76	256.14
Clean EBIT [1]	88.60	47.99	85	261.75

[1] Special charges are added back to EBIT; charges in 2003 relate to planned legal changes in Austria impacting pension plans, shortfalls in the pension funds, and personnel restructuring costs.

Segment sales in E & P increased by 27% to EUR 184.11 mn (Q1/02: EUR 144.91 mn) mainly as a result of significantly higher crude prices. The Company's average realized crude price in the first three months of 2003 increased by approximately 45% to USD 29.11/bbl (Q1/02: USD 20.06/bbl). A negative factor was the weaker US dollar (the euro gained about 22% of its value).

EBIT increased by 76% to EUR 84.66 mn (Q1/02: EUR 47.99 mn). In the period under review there were EUR 3.94 mn of special charges relating mainly to personnel obligations (planned legal changes in Austria impacting pension plans are expected, shortfalls in the Company pension funds, and personnel restructuring), and therefore **clean EBIT** was EUR 88.60 mn. Although production levels for the first three months increased by 21% compared to last year, sales volumes were only 12% up on Q1/02, due to differing quarterly lifting schedules. The positive effect of higher realized crude oil prices was however partly offset by the higher USD/EUR exchange rate, higher hedging expenses and also higher production costs. The major contributors to earnings were the Company's Austrian, Libyan and UK operations with contributions from Australia/New Zealand and Pakistan.

Production costs excluding royalties (OPEX) for the first three months of 2003 increased to USD 5.23/boe (Q1/02: USD 4.51/boe), largely due to weaker USD exchange rates and, additionally, exchange rate movements in the UK between USD and sterling, as well as higher overall insurance and environmental costs. **Exploration expenditure** declined by 14% to EUR 17.01 mn (Q1/02: EUR 19.89 mn), mainly due to the liquidation of

operations in Vietnam and reduced activities in Libya and Australia while exploration activities in the UK increased.

Compared to Q4/02, EBIT in Q1/03 increased by 6% (Q1/03: EUR 84.66 mn; Q4/02: EUR 79.51 mn), reflecting higher crude price and production levels. The average realized crude price in the first quarter increased by 11% to USD 29.11/bbl (Q4/02: USD 26.22/bbl).

Total production of oil, NGL (natural gas liquids) and gas rose by almost 21% to 8.6 mn boe in the first quarter representing a daily production rate of 95,000 boe/d (Q1/02: 7.1 mn boe or 79,000 boe/d). Oil and NGL production of 5.1 mn bbl was 11% above last year's level of 4.6 mn bbl, mainly due to higher output in the UK and Australia, but also in Libya, where OPEC quotas have been increased. Gas production increased by almost 41% to 20.6 bcf or 0.55 bcm (Q1/02: 14.6 bcf or 0.39 bcm) due to the addition of production from the Miano gas field in Pakistan, additional production from the Maui gas field in New Zealand and increased UK volumes mainly from the gas and condensate fields Jade and Skene.

Production in the first quarter declined by 2% over the fourth quarter last year and by almost 5% compared to the year end production level of 100,000 boe/d. This is mainly due to the seasonal fluctuation in production volumes in some of the fields.

One of the operational highlights of the first quarter of 2003 was the acquisition of exploration rights in Bavaria in January. OMV will lead exploration in the region for natural gas deposits, whose presence has been indicated by initial studies and surveys, leveraging its experience from the successful exploration activities in neighboring Austria.

In January, OMV announced the acquisition of the international E&P portfolio of Preussag Energie GmbH, a wholly-owned subsidiary of TUI AG. This acquisition will give the Group 77 mn boe of proved and 172 mn boe of proved and probable oil and gas reserves. OMV's daily production should increase by about 20,000 bbl/d. The licenses, exploration, and production sites are mainly located in OMV's existing core E&P regions, providing an optimal fit with the Group's portfolio and growth strategy. Closing is expected in mid-2003 and the acquisition will be reflected in our results backdated to January 1, 2003.

Refining and Marketing including petrochemicals (R & M)

in EUR mn	Q1/03	Q1/02	%	2002
EBIT	47.13	(1.25)	n/a	124.73
Clean EBIT [1]	55.20	(1.25)	n/a	134.14

[1] Special charges are added back to EBIT; in 2003 these relate to envisaged legal changes in Austria impacting pension plans, shortfalls in the pension funds, and personnel restructuring costs.

R & M **segment's sales** increased by 23% to EUR 1,294.94 mn (Q1/02: EUR 1,048.58 mn) mainly due to product price increases and higher sales volumes.

Reported EBIT recovered from last year's quarterly loss of EUR 1.25 mn to a profit of EUR 47.13 mn reflecting the markedly improved margins situation in Refining. **Clean EBIT** increased to a positive contribution of EUR 55.20 mn from a loss of EUR 1.25 mn in the first quarter last year. Special charges in 2003 of EUR 8.07 mn relate to new pension requirements as proposed by the Austrian government, anticipated company shortfalls in

pension funds and improvement in results was the markedly increased bulk margin. The benchmark of the bulk margin Rotterdam showed USD 3.78/bbl compared to last year's USD 0,09/bbl. In addition, petrochemicals prices and margins showed signs of improvement too, albeit to a lesser extent. The EBIT contribution of **basic petrochemicals** increased to EUR 18.30 personnel restructuring. Compared to Q4/02, clean EBIT improved by 9% reflecting mainly the effects of higher margins that compensated for some lower demand.

The driver behind the mn supported by higher volume sales (Q1/02: EUR 9.63 mn).

Combined **production volumes** of the Schwechat and Burghausen refineries were 2.68 mn t (Q1/02: 2.77 mn t) thus showing a decrease of 3% compared to last year. However comparing sales volumes on a like-for-like basis (and therefore excluding third party processing volumes of Schwechat which were still included in 2002) shows volumes increased by 6% to 2.74 mn t (Q1/02: 2.58 mn t). Exports from Schwechat, mainly to OMV's CEE marketing subsidiaries, showed a decrease of 26% to 0.23 mn t (Q1/02: 0.31 mn t) reflecting the difficult economic conditions in the various export countries and depressed demand due to this period's high product prices.

OMV's refining crude input decreased to 2.86 mn t and **capacity utilization** fell to 89% (Q1/02: 3.13 mn t; 98%). The utilization rate in Schwechat was 87% (Q1/02: 97%) whilst Burghausen was utilized at 95% (Q1/02: at full capacity). This lower utilization rate is also a reflection of the lower market demand as indicated in the fourth quarter of last year.

Similarly, the difficult markets also had an impact on **Marketing.** Although retail stations sales volume increased markedly, total sales volumes decreased by about 6% to 1.77 mn t (Q1/02: 1.88mn t) due to a substantial drop in the commercial businesses. High prices and lower demand for fuel oil (customers waiting for the Iraq war to end expecting prices would come down) had an impact on the international commercial business.

Since the end of 2002 the OMV **retail network** has increased by 54 to a total of 1,286 stations in operation (December 31, 2002: 1,232). The acquisitions of the German networks last year were effective as of January 1, 2003, accounting for this increase. In total 56 stations were added and 2 outlets were closed. In Austria the number of stations remained stable at 517 stations. The proportion of international stations continued to grow and stood at 60% with 769 stations in operation outside of Austria (December 31, 2002: 58%; 715 stations).

OMV operates retail stations in Austria (March 31, 2003: 517/March 31, 2002: 532), Bosnia-Herzegovina (8/0), Bulgaria (64/52), Croatia (30/28), Czech Republic (127/110), Germany (Bavaria, Saxony, Thuringia: 132/79), Hungary (112/112), Italy (71/67), Romania (50/33), Serbia-Montenegro (5/0), Slovakia (69/64), and in Slovenia (101/96).

According to preliminary figures, the average total market share held by the OMV Group in Central and Eastern Europe (Austria, Germany, Bosnia-Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, north east Italy, Romania, Serbia-Montenegro, Slovakia and Slovenia) stood at almost 10%, which makes OMV the leader in the region.

In February 2003, OMV acquired 313 Aral and BP filling stations in Southern Germany, Hungary and Slovakia from Deutsche BP AG. OMV has also acquired a 45% stake in BAYERNOIL, a network of three refineries in the Ingolstadt area, and an 18% stake in the Transalpine pipeline (TAL) from Trieste to Bavaria. The closing of the transaction is

expected in mid-2003. Furthermore in March, OMV purchased 141 retail stations from the Austrian company Avanti, a well-established regional retail brand. These stations are located in OMV's Central and Eastern European core region: 109 outlets are in Austria, 11 in the Czech Republic, 20 in Slovakia, and one in Bulgaria. Closing of the deal is scheduled for the third quarter 2003. These acquisitions will further strengthen OMV's market leadership position in the Danube area.

Gas

In EUR mn	Q1/03	Q1/02	%	2002
EBIT	19.04	33.96	(44)	115.38
Clean EBIT [1]	19.27	33.96	(43)	114.44

[1] Special charges are added back to EBIT; charges in 2003 relate to shortfalls in the pension funds and personnel restructuring costs.

As of January 1, 2003 **EconGas GmbH,** in which OMV holds a 50% stake, started its business operations with corporate clients as a major Austrian gas supplier. EconGas is an Austrian joint marketing company owned by Begas (2.6%), EVN (15.7%), Linz Gas/Wärme (0.45%), OMV Erdgas (50%), OÖ Ferngas (15.55%) and Wiengas (15.7%). Reporting of the results of the Gas segment has changed. The sales and earnings generated by the operations which have been brought into EconGas no longer appear under EBIT and are now reported as part of the financial items.

Segment sales of Gas decreased by 20% to EUR 296.81 mn in the first three months of 2003 (Q1/02: EUR 371.08 mn). This was largely due to the transfer of sales to EconGas whereas gas prices, which are linked to fuel prices, increased and sales volume remained stable.

EBIT decreased by 44% from EUR 33.96 mn in the first three months of 2002 to EUR 19.04 mn in the current period. This was partly due to the reporting changes regarding EconGas as well as new tariff regulations and required structural changes which increased fixed costs. These were necessitated by the Austrian Gas Act Amendment, which became effective as of October 1, 2002. In addition EBIT in Q1/03 was impacted by an increased storage fee and higher storage maintenance costs. In the period under review there were EUR 0.23 mn special charges relating to shortfalls in the Company pension funds and personnel restructuring costs and therefore **clean EBIT** was EUR 19.27 mn.

The start-up of the second phase of the TAG Loop II pipeline (Trans-Austria-Gasleitung) was a positive factor in the **carrier** business compensating to some extent for losses due to the regulation of the primary distribution network (PVS). Total gas **transmission capacity** sold increased by 5% to 1,460 mn cbm/h*km compared to year-end 2002 at 1,395 mn cbm/h*km, mainly due to the expansion of the TAG capacity and higher capacities sold on the SOL pipeline.

As of March 31, 2003, **contracted storage levels** of gas reserves held for OMV customers increased marginally to 1.71 bcm (Q1/02: 1.70 bcm).

The **supply** business benefited from increased import volumes; however EBIT is below last year's as part of the supply business has been transferred to EconGas GmbH. Total **gas sales volumes** were stable at 1.97 bcm.

Chemicals [1]

in EUR mn	Q1/03	Q1/02	%	2002
EBIT	6.75	12.51	(46)	42.75
Clean EBIT [2]	6.75	11.61	(42)	36.18

[1] and Plastics [2] Special income from the sale of real estate was deducted from EBIT 2002.

Segment sales in Chemicals were stable at EUR 125.71 mn (Q1/02: EUR 125.54 mn) as a result of higher sales volumes in melamine, fertilizers and plastics which were compensated by lower product prices in fertilizers and plastics whereas melamine prices remained stable.

EBIT for the first quarter 2003 decreased by 46% to EUR 6.75 mn (Q1/02: EUR 12.51 mn) due to lower margins for all products. **Clean EBIT** also fell by 42% to EUR 6.75 mn (Q1/02: EUR 11.61 mn, eliminating mainly one-off gains on the disposal of real estate).

Sales volumes in **Melamine** rose by 12% compared to Q1/02, whereas prices remained quite stable which led to stronger EBIT contributions.

The **fertilizer** business increased its sales volume by 8% to more than 314,000 t but this positive effect was more than compensated by lower product prices and higher production costs due to increased gas prices which were 20% higher than in Q1/02.

Although sales volumes in **Plastics** increased by 8%, pressure on prices and margins led to a slightly negative contribution from this business area.

OMV Group statements: Income statement

Consolidated sales excluding petroleum excise tax for the three months increased by 12% to EUR 1,791.66 mn (Q1/02: EUR 1,593.29 mn) mainly due to increased product prices in R&M, which was some 72% of total consolidated sales. Gas accounted for approximately 16%, Chemicals for 7%, and E&P for 4%.

Group **EBIT** rose to EUR 145.00 mn (Q1/02: EUR 80.11 mn), showing an increase of 81%. This rise was mainly caused by the improvement in the R&M and E&P segment due to improved margins and higher prices. **Clean EBIT** increased by 99% to EUR 157.58 mn (Q1/02: EUR 79.21 mn). Special items of EUR 12.58 mn were accounted for in the first three months of 2003 (Q1/02: EUR 0.90 mn). These special items are provisioned for possible changes in the Austrian pension plans as they are discussed at the moment, shortfalls in the pension fund, and personnel restructuring costs.

Financial charges comprise net interest charges, income/losses from equity investments and other financial income/losses. **Net interest charges** were EUR 6.04 mn, an improvement of EUR 9.07 mn (Q1/02: EUR 15.11 mn) which was mainly caused by improved foreign exchange results.

Equity investment income amounted to a loss of EUR 0.01 mn (Q1/02: a loss of EUR 3.90 mn). One of the most important equity income sources is the participation in Borealis.

OMV consolidates its 25% share in Borealis' results as part of net financial charges. For the year to date this amounted to a loss of EUR 6.49 mn (Q1/02: a loss of EUR 10.75 mn). The operating result was impacted by the sharp increase in the price of naphtha, which is the main feedstock in production. Therefore, margins remained under pressure and at low levels.

In summary, **financial charges** from January to March 2003 for the OMV Group decreased to EUR 7.57 mn (Q1/02: EUR 20.42 mn) after deducting other financial losses of EUR 1.53 mn (Q1/02: EUR 1.42 mn).

For the first three months of the year **income from ordinary activities** increased by 130% to EUR 137.43 mn (Q1/02: EUR 59.69 mn). The effective **corporate income tax rate**, based on pre-tax profits, decreased to 31.5% (Q1/02: 33%), mainly due to improvements in non taxable results from application of the equity method of accounting.

Taxes on income for the Group increased from EUR 19.71 mn to EUR 43.31 mn. **Net income** for the period increased by 135% to EUR 94.12 mn (Q1/02: 39.97 mn). Clean net income adjusted for special items amounted to EUR 102.74 mn, thus showing an increase of 161% (Q1/02: 39.37 mn).

Balance sheet, gearing and capital expenditure

The Company's **balance sheet** remains strong with the **gearing ratio** (net debt divided by stockholders' equity) down to 19% at the end of March (December 31, 2002: 20%). **Net debt** decreased from EUR 477.55 mn at the end of 2002 to EUR 470.12 mn as of March 31, 2003, reflecting the lower short-term financial liabilities and cash positions. As of March 31, 2003, bank loans, overdrafts and Group clearing liabilities of EUR 628.98 mn (December 31, 2002: EUR 679.22 mn) compared with current financial assets and Group clearing receivables totaled EUR 158.86 mn (December 31, 2002: EUR 201.68 mn).

Total assets increased by 1% to EUR 6.23 bn (December 31, 2002: EUR 6.15 bn). Fixed assets grew to EUR 4.27 bn (December 31, 2002: EUR 4.25 bn). **Additions to fixed assets** amounted to EUR 145.54 mn (Q1/02: EUR 161.61 mn), of which approximately 88% resulted from additions to tangible assets (Q1/03: EUR 128.72 mn; Q1/02: EUR 111.95 mn). Additions to financial assets were EUR 6.25 mn (Q1/02: EUR 41.10 mn) and additions to intangible assets were EUR 10.57 mn (Q1/02: EUR 8.55). After the balance sheet date as of April 4, 2003 the Company's interest in the Hungarian oil and gas company MOL decreased from 10% to 9.09% due to MOL's share capital increase. The number and valuation of the shares however, remains unchanged. **Current assets** increased by some 1% to EUR 1.96 bn (December 31, 2002: EUR 1.89 bn) mainly due to increases in inventories and accounts receivables.

Capital expenditure in the first three months of 2003 increased by 8% from EUR 129.56 mn to EUR 140.08 mn. Of the total, 25% was invested in E&P mainly for international activities, e.g. in Pakistan, the UK and in Australia/New Zealand. The capital invested in R&M increased to 54% of the total mainly due to investments for Auto Oil II and in retail stations. Gas invested about 5% and Chemicals about 9% of the total amount.

Stockholders' equity increased by some 1% and the Group's **equity ratio** slightly improved to 40% (December 31, 2002: 39%). The value of OMV **shares** owned by the Company increased by EUR 0.41 mn to EUR 12.59 mn. This was due to the rise in the share price with an unchanged number of shares (December 31, 2002: EUR 12.18 mn). The total

share buy backs in 2000, 2001 and 2002 amounted to 130,170 shares. **Liabilities** remained stable at EUR 1.91 bn.

Cash flows

Free cash flow (defined as the difference between cash flow from operating activities less cash flow from investing activities and dividend payments) for the first three months amounted to an inflow of EUR 5.52 mn (Q1/02: inflow of EUR 47.42 mn).

Sources of funds in the first three months increased by approximately 57% to EUR 211.34 mn (Q1/02: EUR 134.21 mn), mainly resulting from this period's higher net income, depreciation and non-cash provisions for personnel restructuring. Net working capital increased by EUR 76.26 mn in the first three months of 2003, mainly due to higher stocks, accounts receivables, and short-term liabilities, which were reduced by higher liabilities. In the first quarter of last year the decrease of net working capital of EUR 16.00 mn mainly resulted from higher tax liabilities. Overall, **net cash provided by operating activities** was EUR 135.09 mn (Q1/02: EUR 150.21 mn).

Net cash used in investing activities increased from EUR 100.30 mn to EUR 126.73 mn including inflows from disposals of EUR 24.27 mn (Q1/02: EUR: 7.87 mn). **Net cash used in financing activities** showed an outflow of EUR 48.29 mn mainly due to a reduction of short-term loans. This resulted in a decrease of the cash and cash equivalents of EUR 42.06 mn, from EUR 196.00 mn to EUR 153.94 mn since the beginning of the year 2003. Whilst in the first quarter 2002 the cash increased by EUR 95.50 mn to EUR 284.64 mn, mainly due to a more extensive use of short-term loans.

US GAAP

The main differences between net income and stockholders' equity as reported under the Austrian Commercial Code (ACC) and US GAAP derive from differing standards for the valuation of assets and liabilities, for the treatment of accounting changes and for the timing of the recording of transactions. The largest reconciliation items for both positions are depreciation, pensions, severance and jubilee payments, restructuring expenses, and the deferred tax adjustments on these items.

Stockholders' **equity** according to US GAAP increased to EUR 2.55 bn (December 31, 2002: EUR 2.45 bn), and was more than 3% higher than the corresponding ACC equity (after minorities) of EUR 2.46 bn. The main positive reconciliation items were depreciation and restructuring, whereas adjustments for pension, severance and jubilee payments and deferred tax decreased the Group's equity.

The new standard for accounting for "Asset Retirement Obligations" was applied as of January 1, 2003 for the first time. According to this standard asset retirement provisions have to be recognized at the net present value when the obligation is incurred. Simultaneously these costs are capitalized under fixed assets and amortized over the economic life time (life of field in E&P). The retroactive application resulted in assets of EUR 34.98 mn and increased abandonment provisions of EUR 17.50 mn. Furthermore the one-time catch-up effect was an income of EUR 17.46 mn before tax (EUR 11.75 mn after tax). **Net income** according to US GAAP for the first three months of 2003 was EUR 113.53 mn (Q1/02: EUR 33.87 mn), almost 22% higher than the ACC net income of EUR 93.25 mn (excluding minorities).

EPS under US GAAP were EUR 3.79 (Q1/02: EUR 0.57), similar to adjusted EPS according to Austrian GAAP. Compared to the reported EPS according to ACC at EUR 3.47 (Q1/02: EUR 1.34).

Personnel

As of the end of March 2003, the OMV Group's **headcount** has increased by 180 people to 6,008 employees (December 31, 2002: 5,828), mainly resulting from expansion in E&P and R&M. Compared to the figure as of March 31, 2002, the number of employees increased from 5,700 by 308 people.

Outlook for 2003

The main drivers of Group financial performance, including for example oil and gas prices, refining margins and exchange rates, have been exceptionally volatile this year and remain difficult to predict. In the first quarter oil prices were at very high levels (USD 31.51/bbl). As stated when we reported the results for the full year 2002 in March, we expect substantially lower oil prices for the rest of the year. We anticipate that overall average crude prices for the year will be similar to 2002 (1-12/02: USD 24.98/bbl), however with a negative impact on earnings due to the stronger euro. The weakening of the USD has been more severe than we had anticipated. Nevertheless, this effect for the **E&P** business is likely to be compensated for by higher production.

The acquisition of Preussag Energie GmbH's international E&P business from TUI AG marks a major step towards achieving our growth targets (see the E&P section for more details). The closing of the deal is expected in mid-2003, although the terms of the agreement and ACC accounting rules mean that consolidation will be from January 1, 2003.

At the start of February we announced the acquisition from Deutsche BP AG of 313 filling stations in Germany, Hungary and Slovakia, a 45% interest in the BAYERNOIL refining network, and an 18% holding in the TAL oil pipeline. The transaction will extend our market leadership in Central and Eastern Europe. Furthermore, the Avanti retail stations in Austria, the Czech Republik, Slovakia and Bulgaria were acquired. The positive impact on earnings from these transactions should begin to be seen in the second half of 2003. (see the R& M section for more details).

These acquisitions will be financed from cash flow and borrowings. In 2003, Group gearing – the debt-equity ratio – will rise in consequence above the long-term target of 30%. Management remains committed to this longer term target, although through this current accelerated growth phase a somewhat higher level of gearing is to be expected.

Expansion in **Marketing** will continue in 2003. The **Refining** business posted an improvement in the first quarter of 2003, mainly due to better refining bulk margins. Due to the extent of the current price volatility it is very difficult to make any firm predictions for margins, but we see them improving on 2002. The pressure on sales volumes however should ease during the course of the year with an expected stabilization in the economies and lower product prices.

As of the beginning of the year EconGas GmbH commenced its operational business. Therefore the presentation of the results for the **Gas** segment for 2003 has been changed. The earnings generated by the operations which have been brought into EconGas no

longer appear under EBIT and are instead reported as part of the financial items. The deregulation of the Austrian gas transportation market, which necessitated reorganization of the Gas business, is also likely to decrease EBIT. Despite facing a more difficult business environment, particularly with regard to high gas prices, the **Chemicals** segment is likely to return a similar result to last year's.

Taking all the above trends into account, we currently expect EBIT and net income to be higher than last year's as indicated by the strong results of the first quarter.

Despite our growth strategy our medium-term **financial performance targets**, e.g. a 3% spread between return on average capital employed (ROACE) and the weighted average cost of capital (WACC), remain in place.

— **Ends** —

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press office	Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Homepage:	www.omv.com

Cubitt Consulting

Noga Villalón, London	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Mark Kollar, New York	Tel. +1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next results announcement: **Result January–June 2003 and Q2/03** on August 19, 2003

Abbreviations: ACC: Austrian Commercial Code; bbl: barrel(s); bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; cbm/h/km: cubic meter per hour per kilometer; E&P: Exploration and Production; EPS: earnings per share; EUR: euro; m: meter; mn: million; R&M: Refining and Marketing including petrochemicals; t: tons; USD: US dollar

Tables follow

Financial statements

According to ACC (Austrian Commercial Code) in EUR; unaudited figures, rounded figures sometimes do not add up.

Q1/03	Q1/02	**Sales** in EUR 1,000	1–3/03	1–3/02	2002
184,106	144,913	Exploration and Production	184,106	144,913	733,901
1,294,937	1,048,583	Refining and Marketing [1]	1,294,937	1,048,583	4,923,044
296,805	371,076	Gas	296,805	371,076	1,483,108
125,711	125,536	Chemicals [2]	125,711	125,536	469,060
34,389	29,598	Corporate and Other	34,389	29,598	95,121
1,935,948	**1,719,706**	**Segment subtotal**	**1,935,948**	**1,719,706**	**7,704,234**
(144,289)	(126,413)	less: internal sales	(144,289)	(126,413)	(624,832)
1,791,659	**1,593,293**	**OMV Group**	**1,791,659**	**1,593,293**	**7,079,402**

Q1/03	Q1/02	**EBIT** in EUR 1,000	1–3/03	1–3/02	2002
84,657	47,989	Exploration and Production	84,657	47,989	256,142
47,127	(1,253)	Refining and Marketing [1]	47,127	(1,253)	124,725
19,040	33,964	Gas	19,040	33,964	115,376
6,748	12,512	Chemicals [2]	6,748	12,512	42,748
(12,569)	(13,105)	Corporate and Other	(12,569)	(13,105)	(44,230)
145,003	**80,107**	**Segment subtotal**	**145,003**	**80,107**	**494,761**
12.580	(900)	Special items [3]	12.580	(900)	7,526
3.940	*0*	*thereof: Exploration and Production*	*3.940*	*0*	*5,611*
8.070	*0*	*Refining and Marketing [1]*	*8.070*	*0*	*9,415*
230	*0*	*Gas*	*230*	*0*	*(932)*
0	*(900)*	*Chemicals [2]*	*0*	*(900)*	*(6,573)*
340	*0*	*Corporate and Other*	*340*	*0*	*5*
157,583	**79,207**	**OMV Group clean EBIT**	**157,583**	**79,207**	**502,287**

[1] including petrochemicals [2] and Plastics
[3] 2002: Special items are added back or deducted from EBIT, for more details please refer to each specific segment.

Changes in stockholders' equity in EUR 1,000	Capital stock OMV AG	Capital reserves OMV AG	Revenue reserves	Translation difference	Own shares	Minority interest	Stockholders' equity
January 1, 2003	**196,290**	**417,663**	**1,788,419**	**(29,986)**	**12,181**	**26,628**	**2,411,195**
Net income			93,245			876	94,121
Dividend recommendation							
Changes in minorities			(405)		405		0
Dividend paid						(2,839)	(2,839)
Foreign exchange differences				(14,169)			(14,169)
March 31, 2003	**196,290**	**417,663**	**1,881,259**	**(44,155)**	**12,586**	**24,665**	**2,488,308**

Consolidated balance sheet in EUR 1,000

Assets	Mar. 31, 2003	Dec. 31, 2002
A. Fixed assets		
I. Intangible assets	152,968	138,316
II. Tangible assets	3,173,934	3,139,969
III. Financial assets	947,835	975,902
	4,274,737	**4,254,187**
B. Current assets		
I. Inventories	523,470	458,902
II. Accounts receivable and other assets	1,089,432	1,049,468
III. Cash in hand and cash at bank, securities	171,444	213,847
	1,784,346	**1,722,217**
C. Deferred taxes	131,708	140,601
D. Prepaid expenses and deferred charges	42,234	31,773
	6,233,025	**6,148,778**

Stockholders´ equity and liabilities	Mar. 31, 2003	Dec. 31, 2002
A. Stockholders´ equity		
I. Capital stock	196,290	196,290
II. Capital and revenue reserves, unappropriated income	2,254,767	2,176,096
III. Own shares	12,586	12,181
IV. Minority interests	24,665	26,628
	2,488,308	**2,411,195**
B. Provisions		
I. Provisions for severance payments and pensions	721,622	718,265
II. Other provisions	410,263	399,502
	1,131,885	**1,117,767**
C. Liabilities	1,906,613	1,905,513
D. Accrued decommissioning and restoration costs	228,895	228,223
E. Deferred income	477,324	486,080
	6,233,025	**6,148,778**

Q1/03	Q1/02	Consolidated statement of income in EUR 1,000	1–3/03	1–3/02
2,265,914	2,060,475	**Sales including excise petroleum tax**	2,265,914	2,060,475
(474,255)	(467,182)	Petroleum excise tax	(474,255)	(467,182)
1,791,659	**1,593,293**	**Sales excluding excise petroleum tax**	**1,791,659**	**1,593,293**
(25,222)	(24,028)	Direct selling expenses	(25,222)	(24,028)
(1,495,361)	(1,357,164)	Cost of goods sold	(1,495,361)	(1,357,164)
271,076	**212,101**	**Gross profit**	**271,076**	**212,101**
16,851	15,788	Other operating income	16,851	15,788
(70,270)	(77,241)	Selling expenses	(70,270)	(77,241)
(46,478)	(37,377)	Administrative expenses	(46,478)	(37,377)
(13,310)	(15,939)	Exploration expenses	(13,310)	(15,939)
(3,361)	(5,358)	Research and development	(3,361)	(5,358)
(9,505)	(11,867)	Other operating expenses	(9,505)	(11,867)
145,003	**80,107**	**Earnings before interest and tax**	**145,003**	**80,107**
(7,574)	(20,421)	Financial items	(7,574)	(20,421)
137,429	**59,686**	**Income from ordinary activities**	**137,429**	**59,686**
(43,308)	(19,713)	Taxes on income	(43,308)	(19,713)
94,121	**39,973**	**Net income for the period**	**94,121**	**39,973**

Q1/03	Q1/02	Summarized statement of cash flows in EUR 1,000	1–3/03	1–3/02
94,121	39,973	Net income for the period	94,121	39,973
93,292	84,117	Depreciation	93,292	84,117
23,931	10,119	Other	23,931	10,119
211,344	134,209	Sources of funds	211,344	134,209
(76,257)	16,002	(Increase) decrease in net working capital	(76,257)	16,002
135,087	**150,211**	**Net cash provided by operating activities**	**135,087**	**150,211**
(151,004)	(108,177)	Capital expenditure	(151,004)	(108,177)
24,274	7,873	Proceeds from the sale of fixed assets and subsidiaries	24,274	7,873
(126,730)	**(100,304)**	**Net cash used in investing activities**	**(126,730)**	**(100,304)**
(48,286)	**44,629**	**Net cash provided by (used in) financing activities**	**(48,286)**	**44,629**
(2,130)	964	Effect of exchange rate changes	(2,130)	964
(42,059)	**95,500**	**Net increase (decrease) in cash and cash equivalents**	**(42,059)**	**95,500**
196,001	189,142	Cash and cash equivalents at beginning of period	196,001	189,142
153,942	284,642	Cash and cash equivalents at end of period	153,942	284,642

■ US GAAP reconciliation of net income and stockholders' equity:

(Rounded figures sometimes do not add up.)

Stockholders' equity		US GAAP reconciliation	Net income		
Mar. 31, 2003	Dec. 31, 2002	in EUR 1,000	1–3/03	1–3/02	2002
2,488,308	**2,411,195**	**Equity and net income according to ACC**	**94,121**	**39,973**	**322,185**
(24,665)	(26,628)	Income attributable to minority interests	(876)	(3,957)	(3,643)
2,463,643	**2,384,567**	**Equity and net income after minority interests**	**93,245**	**36,016**	**318,542**
120,783	121,939	Depreciation of fixed assets (other than E&P)	(1,156)	(7,829)	(35,235)
92,894	64,428	Depreciation of fixed assets in E&P	28,645	(420)	1,161
(12,587)	(12,181)	Own shares	(406)	(172)	234
0	0	Sale and leaseback transactions	0	536	1,074
(10,143)	(10,703)	Purchases of associates	565	18,637	2,260
(152,182)	(164,701)	Severance payments, pensions and jubilee payments	4,353	2,641	31,876
87,015	74,724	Restructuring costs	12,291	0	22,930
42,049	60,018	Other provisions	(18,045)	985	(140)
610	1,082	Foreign currency translations and transactions	(471)	(942)	(897)
23,758	38,677	Securities	1,886	(1,209)	4,811
(13,750)	(12,124)	Derivative instruments	(1,751)	(24,968)	(30,962)
(9,334)	(9,920)	Changes in accounting principles: plant upgrades	586	(148)	(10,699)
(83,655)	(81,017)	Deferred taxes	(6,217)	10,741	(3,511)
85,458	**70,222**	**Total reconciliation**	**20,280**	**(2,148)**	**(17,098)**
2,549,101	**2,454,789**	**Equity and net income according to US GAAP**	**113,525**	**33,868**	**301,444**

Q1/03	Q1/02	OMV Fact sheet [1]	1–3/03	1–3/02	2002
27	27	**Non-par value shares outstanding** in million (mn)	27	27	27
26.87	26.90	**# of shares less own shares** (mn, EPS calculation)	26.87	26.90	26.89
3.47	1.34	**Earnings per share** (reported, ACC) in EUR	3.47	1.34	11.85
3.79	1.32	**Earnings per share** (clean [2], ACC) in EUR	3.79	1.32	12.08
3.79	0.57	**Earnings per share US GAAP** in EUR	3.79	0.57	11.21
1.07	0.88	**USD exchange rate** in EUR	1.07	0.88	0.95
31.51	21.14	**Average Brent crude price** in USD/bbl	31.51	21.14	24.98
29.11	20.06	**Average OMV realized crude price** in USD/bbl	29.11	20.06	23.98
17.01	19.89	**Exploration expenditure** in EUR mn	17.01	19.89	71.58
13.31	15.94	**Exploration expenses** in EUR mn	13.31	15.94	61.14
5.23	4.51	**Operating expenditure** in USD/boe	5.23	4.51	5.01
5.1	4.6	**Crude oil and NGL production** in mn bbl	5.1	4.6	19.5
20.6	14.6	**Natural gas production** in bcf	20.6	14.6	65.5
8.6	7.1	**Production of crude oil, NGL and gas** in mn boe	8.6	7.1	30.4
1.97	1.97	**Gas sales volumes** in bcm	1.97	1.97	6.69
1.71	1.70	**Contracted gas storage volume for third parties** in bcm	1.71	1.70	1.71
2.86	3.13	**Refining crude oil processing** in mn t	2.86	3.13	12.38
	2.77	**Refining sales volume** in mn t		2.77	11.67
1,286	1,173	**Marketing retail network**	1,286	1,173	1,232
517	*532*	*thereof: Austria*	*517*	*532*	*517*
8	–	*Bosnia-Herzegovina*	*8*	–	*7*
64	*52*	*Bulgaria*	*64*	*52*	*64*
30	*28*	*Croatia*	*30*	*28*	*30*
127	*110*	*Czech Republic*	*127*	*110*	*127*
132	*79*	*Germany*	*132*	*79*	*78*
112	*112*	*Hungary*	*112*	*112*	*113*
71	*67*	*Italy*	*71*	*67*	*70*
50	*33*	*Romania*	*50*	*33*	*50*
5	–	*Serbia-Montenegro*	*5*	–	*5*
69	*64*	*Slovak Republic*	*69*	*64*	*70*
101	*96*	*Slovenia*	*101*	*96*	*101*
1.77	1.88	**Marketing sales volume** [3] in mn t	1.77	1.88	7.98
6,008	5,700	**Employees**	6,008	5,700	5,828

[1] figure of end of quarter is equal to that at end of period
[2] using the Group's average tax rate
[3] consolidated companies only